June 13, 2014

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

RE:Norfolk Southern Corporation

Form 10-K for the year ended December 31, 2013

Filed February 14, 2014

Commission File No. 001-08339

Dear Ms. Cvrkel:

Norfolk Southern Corporation (“NS” or “we”) respectfully submits the following response to the Staff’s comment letter to Marta R. Stewart dated June 5, 2014 (which has been reproduced here in italics).

Form 10-K for the Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page K21

Railway Operating Expenses, page K27

1.       We note from your disclosure on page K29 that depreciation expense increase was completely offset by the favorable impact of an equipment study that was completed during the first quarter of 2013. Please tell us the nature and amount of the changes in estimates that resulted from the 2013 deprecation study. Also, please tell us and revise the notes to the financial statements to disclose the effect on net income and any related per-share amounts for 2013, if material. Please note that if the change in estimate does not have a material effect in the period of change but is reasonably certain to have a material effect in later periods, you should revise the notes to the financial statements to disclose a description of that change in estimate. See guidance in ASC 250-10-50-4.

As further discussed in Note 1, Summary of Significant Accounting Policies, under the subheading “Properties” of the above referenced Form 10-K (page K49), we utilize the group method of depreciation.  Under group depreciation, assets with similar characteristics, use, and expected lives are grouped together in asset classes and depreciated using a composite depreciation rate.  This methodology treats each asset class as a pool of resources, not as singular items.  We use 40 depreciable asset classes related to equipment.  To aid us in this process we utilize periodic depreciation studies prepared by an independent engineering firm to determine service life and salvage assumptions upon which our depreciation rates are based.  Equipment depreciation studies are completed on a regular and recurring basis every three years.  We adjust our rates based on the results of these studies and implement the new rates prospectively in accordance with ASC 250-10-45-17.  The studies also calculate an over or under amount for accumulated depreciation; any such over or under amount is amortized as a component of depreciation expense over the remaining service life of the respective assets as determined by the study.

The results of the equipment depreciation study completed in the first quarter of 2013, covering over $8 billion in equipment assets, indicated immaterial changes to the 40 depreciable asset classes for an aggregate favorable annual impact on depreciation expense of approximately $13 million associated with a change in depreciation rates and $22 million related to the amortization of the accumulated depreciation overage, for a combined impact of $35 million for the year which we determined was not material.  For 2013 the $35 million represented approximately a 4% reduction in annual depreciation expense and approximately a 1% increase in income before income taxes.  We determined the impact on future periods also was not material.  As you noted, and as disclosed in our Form 10-K (page K29), the changes as a result of the depreciation study completely offset the increase in depreciation expense as a result of a larger roadway and equipment capital base.  Our fixed asset base grew from approximately $36 billion in 2012 to approximately $37 billion in 2013.

The reduction in depreciation expense resulting from the study primarily relates to an increase in the salvage values for retired freight cars and longer lives for equipment in general. Newer coal cars constructed with composite materials are expected to last longer than those with traditional steel bodies, and slight increases in the lives for locomotives and other types of freight cars also impacted the reduction in expense.

In accordance with the guidance in ASC 250-10-50-4, “Change in Accounting Estimate,” disclosure of a change in estimate is required if the amount is material.  As part of our review of these studies and the subsequent impact on depreciation expense, we assess whether or not the impact is material and disclosure is warranted.  As noted above, we determined the impact on both the current year and future periods to be immaterial.  If the results of a future depreciation study have a material effect on the current period, or future periods, we will provide the appropriate disclosures.

2.       We note from your disclosure on page K29 that your expense for casualties and other claims has decreased significantly from 2011 to 2013. We also note your disclosure that over the last two years, you have experienced lower PI expenses that have been offset in part by higher environmental expenses, resulting in net benefits of $52 million in 2013 and $27 million in 2012. The lower PI expenses have been driven by improved historical trend rates, resulting in favorable reserve adjustments for prior years’ claim amounts. Please describe for us in greater detail the reason(s) why you believe it was appropriate to reduce your casualty expense and accrual during 2012 and 2013. In this regard, we note from your disclosures in Note 7 and 10 that the current liability for casualty and other claims decreased from $183 million in 2012 to $166 million in 2013 and the long term liability decreased from $258 million in 2012 to $214 million in 2013. Please provide us your analysis which supports the overall decrease in the accrual balances and for determining the appropriate reserves balance for each of the periods presented.

As detailed in your comment, the total current and long term casualty and other claims liabilities totaled $380 million and $441 million as of December 31, 2013 and 2012, respectively.  Personal injury is the primary driver of the reduction in the liability balances over these periods.  The remainder of the total casualty and other claims liability balance includes contract refunds, environmental liabilities, loss and damage claims for freight and third-party equipment, and other miscellaneous items.  The combined net change of these remaining items was an increase of $7 million for the year ended December 31, 2013 and a reduction of $9 million for the year ended December 31, 2012.

To aid in valuing personal injury liability and determining the amount to accrue during each period, we have utilized actuarial studies prepared by an independent actuarial consulting firm for more than 20 years, and we receive four quarterly studies each year.  Claims are grouped by claim type into eight categories: other employee injury claims, respiratory, repetitive motion, outsider (or third-party) claims, carpal tunnel, property damage, hearing loss and all other injury claims.  We provide the actuary with a detailed claims data file on a quarterly basis that includes claims history through the most recent quarter close.  For each claim the data file includes detailed information on accident type, accident date, report date, outstanding case reserve, cumulative paid loss and other relevant information.

Our third-party actuary uses actuarial methods to estimate our liabilities by claim type and by accident year, and provides us with an actuarial point estimate of the unpaid loss liabilities, which we record.  The actuarial point estimate is derived through the evaluation of actuarial methods applied to NS’ claims experience.

Actuarial methods generally utilize historical claims experience to develop liability estimates. Estimates of loss liabilities are subject to change because the ultimate disposition of claims incurred prior to the financial statement date, whether reported or not, has not yet occurred and is dependent upon jury decisions, court interpretations, changes in law, subsequent changes in the medical conditions of claimants and many other factors.

Throughout the early portion of the last decade, we experienced unfavorable developments in several of our major claims categories.  These experiences were a part of our claims history and, as such, served as a basis for our projected ultimate losses as we entered each claim year thereafter. As cases in later years started to mature, trends in experience indicated a significant reduction in projected ultimate claim frequency in major claims categories such as other employee injury and outsider claims.  In addition, outsider claims saw a significant decrease in severity, driven by a reduction in large claim occurrences.

The independent third-party actuarial valuation reports provided a point estimate for personal injury exposures of $237 million and $311 million, as of September 30, 2013 and 2012, respectively.  The reduction in the liability as a result of these valuation reports plus net fourth quarter activity (including actuarially determined current period expenses less actual payments) of $8 million and $2 million as of December 31, 2013 and 2012, respectively, provided the basis for our year-end current and long term casualty and other claims liabilities of $245 million as of December 31, 2013 and $313 million as of December 31, 2012.  The current portion of the casualty and other claims liability is estimated based on recent payment history which, as noted above, has decreased.

We record any increases or decreases to the personal injury liability estimates each quarter in the “Materials and other” line item on the income statement in the period in which the actuarial valuation report is prepared and received.  Based on these quarterly studies, the year-over-year net reduction in personal injury expense was $62 million in 2013, which combined with a net year-over-year increase of $22 million for the other components of casualties and other claims (primarily related to environmental expense) resulted in a net decrease in casualty and other claims expense of $40 million.  In 2012, the year-over-year net reduction in personal injury expense was $34 million, which combined with a net year-over-year increase of $6 million for the other components (also primarily related to environmental expense) resulted in a net decrease of $28 million in casualty and other claims expense, (excluding the $58 million charge incurred in 2011 related to the unfavorable Graniteville arbitration ruling [see footnote #16 on page K75]).

We acknowledge that:

•         We are responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe we have responded fully to the Staff's comments. If you would like to discuss this further or would like additional information, please feel free to call me at (757) 629-2765.

Very truly yours,

/s/ Thomas E. Hurlbut

Thomas E. Hurlbut

Vice President and Controller

Norfolk Southern Corporation

cy:Karen N. Horn, Audit Committee - Chair

Charles W. Moorman, Chairman and CEO

James A. Squires, President

Marta R. Stewart, Executive Vice President Finance and CFO

Christos M. Xystros, Engagement Partner, KPMG LLP